SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LINE Corporation
(Registrant)

July 18, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation: Notice of Confirmation of Terms for the Issuance of Stock Options (Warrants)

TOKYO--(BUSINESS WIRE)--July 18, 2017--With respect to the issuance of stock options (warrants) resolved at the meeting of the Board of Directors of LINE Corporation (NYSE:LN)(TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; the “Company”) held June 26, 2017, certain previously undetermined items have been confirmed as follows.

1. LINE Corporation 20th Warrants

(1) Total number of warrants: 12,621 allotments

(2) Paid-in amount for warrants

154,500 yen per warrant (1,545 yen per share of stock)
Persons who have been allotted warrants shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the warrants allotted.

(3)	Categories and Numbers of Warrant Allottees as well as Total Warrants Allotted

	Allottee	Number	Number of Warrants
	Directors of the Company	Four (4)	12,621

2. LINE Corporation 21st Warrants

(1) Total number of warrants: 11,239 allotments

(2) Paid-in amount for warrants

154,500 yen per warrant (1,545 yen per share of stock)
Persons who have been allotted warrants shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the warrants allotted. For directors at the subsidiaries of the Company (“Subsidiary Directors”) who have been allotted warrants, the Company assumes the remuneration obligation of the Company's subsidiary, and offsets the Subsidiary Directors’ claims for remuneration against the Company in lieu of payment of monies for the warrants allotted.

(3)	Categories and Numbers of Warrant Allottees as well as Total Warrants Allotted

	Allottee	Number	Number of Warrants
	Executive officers of the Company	Nine (9)	9,436
	Director of one of the Company’s subsidiaries	One (1)	1,803
	Total	Ten (10)	11,239

If there are any conflicts of the terms in Japanese and English of this document, the terms in Japanese shall prevail.

CONTACT:
LINE Global PR
Icho Saito, +81-3-4316-2104
dl_gpr@linecorp.co